

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2019

Daniel H. Schulman
President and Chief Executive Officer
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

Re: PayPal Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Response Dated June 21, 2019
File No. 001-36859

Dear Mr. Schulman:

We have reviewed your June 21, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2019 letter.

Form 10-K for Fiscal Year Ended December 31, 2018

Risk Factors
Our Business is subject to extensive government regulation....
Economic and Trade Sanctions, page 22

1. We note your response to comment number 1. As requested, please tell us the countries involved in the transactions that you self-reported to the Treasury Department's Office of Foreign Assets Control.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief at (202) 551-3737 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products